SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 333-09470

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., 1464

4° Andar – Lado “A”

04707-000—São Paulo, SP

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

TABLE OF CONTENTS

1.	A notice recently sent to holders of American Depository Shares (“ADSs”) of Telesp Celular Participações S.A.

2.	A notice recently sent to registered holders and beneficial owners of ADSs of the Telebras HOLDRSSM Facility.

NOTICE RECENTLY SENT TO HOLDERS OF ADSs OF TELESP CELULAR PARTICIPAÇÕES S.A.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on February 22, 2006

The Special Meeting of Shareholders of Telesp Celular Participações S.A. (the “Company”) will be held at our corporate offices in São Paulo, Brazil, on Wednesday, February 22, 2006 at 2:00 P.M. (local time) for the purposes of the items discussed in the enclosed voting instruction card.

The Bank of New York, as depositary, has fixed the close of business on December 19, 2005 as the record date for the determination of holders of American Depositary Shares (“ADSs”) entitled to notice of, and to give instructions to The Bank of New York to vote preferred shares represented by ADSs at, the Special Meeting or any adjournment thereof. Instructions to The Bank of New York must be received prior to 3:00 P.M. (local time) on February 16, 2006.

A voting instruction card may be revoked in writing at any time prior to 3:00 P.M. (local time) on February 16, 2006.

PLEASE NOTE THAT THE ENCLOSED VOTING INSTRUCTION CARD DOES NOT GRANT A PROXY TO THE COMPANY, AND THE COMPANY IS NOT ASKING YOU FOR A PROXY.

TELESP CELULAR PARTICIPAÇÕES S.A.

January 24, 2006

TELESP CELULAR PARTICIPAÇÕES S.A.

Av. Roque Petroni Júnior, 1464

4o Andar–Lado “A”

04707-000–São Paulo, SP, Brazil

011-55-11-5105-2276

Important Notice: This Notice is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (ADSs) of the Company are urged to read the enclosed U.S. prospectus (which serves as an information statement for holders of ADSs or U.S. holders of shares of the Company), because it contains important information. The U.S. prospectus of the Company was filed with the SEC as part of a Registration Statement on Form F–4, as amended, of the Company. Investors and security holders may also obtain a free copy of the U.S. prospectus and other documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from Company.

NOTICE RECENTLY SENT TO REGISTERED HOLDERS AND BENEFICIAL OWNERS

OF ADSs OF THE TELEBRAS HOLDRSSM FACILITY

TELEBRAS HOLDRSSM FACILITY

NOTICE REGARDING VOTING INSTRUCTIONS

You are receiving this notice because you have been identified as a registered holder or beneficial owner of American Depositary Shares (“ADSs”) of the Telebras HOLDRSSM Facility (NYSE: TBH) (the “TBH Facility”), a basket security that includes an interest in ADSs of Telesp Celular Participações S.A. (the “Company”).

The Company has announced that a Special Meeting of Shareholders of the Company will be held at its corporate offices in São Paulo, Brazil, on Wednesday, February 22, 2006 at 2:00 P.M. (local time) for the purposes of the items discussed in the enclosed voting instruction card.

The Bank of New York, as depositary (the “TCP Depositary”) under the Company’s ADS facility (the “TCP Facility”), has fixed the close of business on December 19, 2005 as the record date for the determination of holders of ADSs of the Company entitled to notice of, and to give instructions to The Bank of New York to vote preferred shares represented by ADSs of the Company at, the Special Meeting or any adjournment thereof. Although you are not a holder of ADSs of the Company, if you were a holder of ADSs under the TBH Facility as of the close of business on December 19, 2005, you may use the enclosed voting instruction card to instruct The Bank of New York, as depositary under the TBH Facility, how to instruct the TCP Depositary how to vote preferred shares represented by ADSs of the Company in which you had an indirect beneficial interest on the record date as a holder of ADSs under the TBH Facility. Instructions to The Bank of New York must be received prior to 3:00 P.M. (local time) on February 16, 2006.

A voting instruction card may be revoked in writing at any time prior to 3:00 P.M. (local time) on February 16, 2006.

PLEASE NOTE THAT THE ENCLOSED VOTING INSTRUCTION CARD DOES NOT GRANT A PROXY TO THE COMPANY, AND THE COMPANY IS NOT ASKING YOU FOR A PROXY.

January 24, 2006

Important Notice: This Notice is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (ADSs) of the Company are urged to read the enclosed U.S. prospectus (which serves as an information statement for holders of ADSs or U.S. holders of shares of the Company), because it contains important information. The U.S. prospectus of the Company was filed with the SEC as part of a Registration Statement on Form F–4, as amended, of the Company. Investors and security holders may also obtain a free copy of the U.S. prospectus and other documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2006

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira
Investor Relations Officer